SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------
                                SCHEDULE 14D-1/A
                                (Amendment No. 2)
                             TENDER OFFER STATEMENT
                          Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                                       and
                                 SCHEDULE 13D/A
                                (Amendment No. 2)
                            Pursuant to Section 13(d)
                     of the Securities Exchange Act of 1934
                              --------------------
                              CADE INDUSTRIES, INC.
                            (Name of Subject Company)
                               SPHERE CORPORATION
                          a wholly owned subsidiary of
                         UNITED TECHNOLOGIES CORPORATION
                                    (Bidders)
                     Common Stock, Par Value $.001 Per Share
               (including the associated rights to purchase common
                                     stock)
                         (Title of Class of Securities)
                                   127382-10-9
                      (CUSIP Number of Class of Securities)
                              --------------------
                            William H. Trachsel, Esq.
              Senior Vice President, General Counsel and Secretary
                         United Technologies Corporation
                               One Financial Plaza
                                Hartford CT 06101
                                 (860) 728-7000
  (Name, Address and Telephone Number of Persons authorized to Receive Notices and Communications on Behalf of Bidders)
                                   Copies to:
                              Christopher E. Austin
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
                              --------------------

CUSIP No. 127382-10-9

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Person Above

         Sphere Corporation

2.       Check the Appropriate Box if a member of a Group                    |_|
                                                                             |_|
3.       SEC Use Only

4.       Sources of Funds

         AF

5.       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(e) or 2(f)                                                  |_|

6.       Citizenship or Place of Organization

         Wisconsin

7.       Aggregate Amount Beneficially Owned by Each Reporting Person

         6,088,723*

8.       Check Box if the Aggregate Amount in Row (7) Excludes
         Certain Shares                                                      |_|
9.       Percent of Class Represented by Amount in Row (7)

         Approximately 26.5%

10.      Type of Reporting Person

         CO

---------

* On October 21, 1999, Sphere Corporation ("Purchaser"), a wholly owned subsidiary of United Technologies Corporation ("Parent"), entered into a Shareholder Option Agreement with certain shareholders (the "Shareholders") of Cade Industries, Inc., a Wisconsin corporation (the "Company"), who, in the aggregate, own 6,088,723 shares of the common stock, par value $.001 per share, of the Company, including the associated rights to purchase common stock (the "Shares"). Pursuant to the Shareholder Option Agreement the Shareholders have agreed to (i) tender in the Offer and not withdraw all the Shares owned by the Shareholders, (ii) grant Purchaser an option to purchase their Shares at an exercise price of $5.05 per Share (subject to adjustment in certain circumstances) exercisable upon the occurrence of certain events specified in the Shareholder Option Agreement and (iii) grant Purchaser the power to direct the vote of the Shares and irrevocably grant to and appoint Purchaser proxy and attorney in-fact to vote the Shares with respect to certain matters. The Shareholder Option Agreement is described in Section 11 of the Offer to Purchase dated as of October 21, 1999 filed as Exhibit (a)(1) to this Schedule 14D-1.

CUSIP No. 127382-10-9

1.        Name of Reporting Person
          S.S. or I.R.S. Identification No. of Person Above

          United Technologies Corporation

2.        Check the Appropriate Box if a member of a Group                   |_|
                                                                             |_|
3.        SEC Use Only

4.        Sources of Funds

          WC

5.        Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(e) or 2(f)                                                 |_|

6.        Citizenship or Place of Incorporation

          Delaware

7.        Aggregate Amount Beneficially Owned by Each Reporting Person

          6,088,723*

8.        Check Box if the Aggregate Amount in Row (7) Excludes
          Certain Shares                                                     |_|

9.        Percent of Class Represented by Amount in Row (7)

          Approximately 26.5%

10.       Type of Reporting Person

          CO

---------

* On October 21, 1999, Sphere Corporation ("Purchaser"), a wholly owned subsidiary of United Technologies Corporation ("Parent"), entered into a Shareholder Option Agreement with certain shareholders (the "Shareholders") of Cade Industries, Inc., a Wisconsin corporation (the "Company"), who, in the aggregate, own 6,088,723 shares of the common stock, par value $.001 per share, of the Company, including the associated rights to purchase common stock (the "Shares"). Pursuant to the Shareholder Option Agreement the Shareholders have agreed to (i) tender in the Offer and not withdraw all the Shares owned by the Shareholders, (ii) grant Purchaser an option to purchase their Shares at an exercise price of $5.05 per Share (subject to adjustment in certain circumstances) exercisable upon the occurrence of certain events specified in the Shareholder Option Agreement and (iii) grant Purchaser the power to direct the vote of the Shares and irrevocably grant to and appoint Purchaser proxy and attorney in-fact to vote the Shares with respect to certain matters. The Shareholder Option Agreement is described in Section 11 of the Offer to Purchase dated as of October 21, 1999 filed as Exhibit (a)(1) to this Schedule 14D-1. Because Parent owns all of the capital stock of Purchaser, Parent may be deemed to beneficially own the Shares subject to the Shareholder Option Agreement.

This Amendment No. 2 amends and supplements the joint Tender Offer Statement on
Schedule 14D-1 (as amended and supplemented, the "Schedule 14D-1") filed with the Securities and Exchange Commission on October 21, 1999 as previously amended by Amendment No. 1 on November 4, 1999 by United Technologies Corporation, a Delaware corporation ("Parent") and by Sphere Corporation, a Wisconsin corporation ("Purchaser") and a wholly owned subsidiary of Parent, to purchase all of the outstanding shares of common stock, par value $.001 per share (the "Common Stock"), of Cade Industries, Inc., a Wisconsin corporation (the "Company"), including the associated common stock purchase rights (the "Rights") issued pursuant to the Rights Agreement (the "Rights Agreement") dated as of August 4, 1998, as amended as of October 21, 1999, between the Company and Firstar Bank Milwaukee, N.A. (formerly named Firstar Trust Company), as Rights Agent (the Common Stock and the Rights together, the "Shares") at $5.05 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of October 21, 1999, and the related Letter of Transmittal (which together constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule 14D-1.

This Amendment also constitutes an amendment to the Statement on Schedule 13D with respect to the beneficial ownership of Shares which has previously been filed by Parent and Purchaser.

Item 10.   Additional Information.

Item 10(f) is hereby amended and supplemented by adding the following paragraph:

On November 22, 1999, Parent issued a press release announcing that the Offer has been extended to 5:00 p.m., New York City time, on Friday, December 3, 1999. Accordingly, the Expiration Date is 5:00 p.m., New York City time, on Friday, December 3, 1999, unless further extended. The press release is filed as Exhibit
(a)(10) hereto and is hereby incorporated by reference.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 22, 1999


                                        UNITED TECHNOLOGIES CORPORATION

                                        By: /S/ WILLIAM H. TRACHSEL
                                            -----------------------
                                            Name:  William H. Trachsel
                                            Title: Senior Vice President,
                                                   General Counsel and
                                                   Secretary


                                        SPHERE CORPORATION

                                        By: /S/ LAWRENCE V. MOWELL
                                            ----------------------
                                            Name: Lawrence V. Mowell
                                            Title:Secretary and Director

                                  EXHIBIT INDEX

The following item (a)(10) is hereby added to the Exhibit Index:

Exhibit                                                             Page
NUMBER         EXHIBIT NAME                                         NUMBER
------         ------------                                         ------
(a)(10)        Text of Press Release issued by Parent
               on November 22, 1999.

Exhibit (a)(10)

Contact:  Peter Dalpe/UTC                                  FOR IMMEDIATE RELEASE
         (860) 728-7912                                       http://www.utc.com


                   UTC ANNOUNCES THE EXTENSION OF TENDER OFFER
                       FOR SHARES OF CADE INDUSTRIES INC.

     HARTFORD, Conn., and OKEMOS, Mich., Nov. 22, 1999 - United Technologies Corp. (NYSE: UTX) and Sphere Corp., a wholly owned subsidiary of UTC, today announced that the tender offer by Sphere for all outstanding shares of common stock, par value $.001 per share, of Cade Industries Inc. (NASDAQ: CADE) has been extended until 5:00 p.m., New York City time, on December 3, 1999.

     Although shares in excess of the minimum tender amount were validly tendered, Sphere elected to extend the offer in order to obtain as many shares as possible pursuant to the offer. The offer was extended in accordance with Sphere's merger agreement with Cade which permits Sphere to extend the offer for up to ten business days if less than 90 percent of the outstanding shares have been validly tendered and not withdrawn.

     The tender offer previously was scheduled to expire at 12:00 midnight, New York City time, on Friday, November 19, 1999. The depositary for the offer, Citibank, N.A., has advised UTC and Sphere that approximately 18.3 million shares, representing approximately 85 percent of Cade's outstanding shares, had been tendered and not withdrawn as of 12:00 midnight, New York City time, on Friday, November 19, 1999.

     United Technologies Corp., based in Hartford, Conn., provides a broad range of high technology products and support services to the building systems and aerospace industries.

                                      # # #